United States securities and exchange commission logo





                              January 10, 2022

       Szu Hao Huang
       Chief Executive Officer and Chief Financial Officer
       Cordyceps Sunshine Biotech Holdings Co., Ltd.
       6th Fl., No. 15, Lane 548, Ruiguang Road
       Neihu District
       Taipei City, Taiwan

                                                        Re: Cordyceps Sunshine
Biotech Holdings Co., Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
6, 2021
                                                            CIK No. 0001885680

       Dear Mr. Huang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 6, 2021

       Cover Page

   1. Please revise your prospectus cover page to state explicitly that you are not a Chinese operating company but
rather a Cayman Islands holding company with operations
                                                        conducted by your
subsidiaries in China. Revise to clarify that investors    will not    hold
                                                        equity interests in the
Chinese operating company. In this regard we note that your
                                                        existing disclosure
indicates that they    may never    do so. Prior to the examples you
                                                        provide, please add a
sentence stating simply that your structure involves unique risks to investors.
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 2 10, 2022 Page 2
FirstName LastName
2. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. Also, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the holding company structure. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Conventions, page 1

4. With reference to Note 12 on page F-18 please revise the shorthand conventions used to describe relevant entities throughout the registration statement to be clear and consistent.
         In this regard, we note by way of example only that you establish the defined term for
         Cordyceps Sunshine Biotech Holdings Co., Ltd. as "Cordyceps Sunshine Cayman,"
         whereas the defined term used for the same entity in the consolidated financial statements is "Cayman Sunshine." Please reconcile throughout with respect to each entity.
Prospectus Summary, page 1

5. Throughout your registration statement, please revise to define shorthand designations, acronyms, scientific/technical and other material terms at first use. As examples, and without limitation, we note that you use terms or phrases such as the following in the prospectus without definition:
             Stipe, stroma, mycelium and hyphae
             Ehrlich ascites cells and Bacillus Subtilis
             He-pialusoberthur
             Deep processing

         Also, to help investors better understand your business, please revise to explain the material difference, if any, between terms you use intermittently throughout the prospectus, including "Cordyceps," "Cordyceps Sinensis," and "Cordycepin." To the
         extent terms used are interchangeable, please revise throughout to use terms consistently.
6. The disclosure in the prospectus summary should be a balanced presentation of your business. Please revise to balance the description of your competitive strengths with disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths and growth strategy with a discussion of your history of losses since inception, and the auditor's going concern opinion The balancing discussion should be equally prominent in terms of presentation and level of detail.
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 3 10, 2022 Page 3
FirstName LastName
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor. Disclose that an exchange may determine to delist securities as a result of this prohibition. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
8.       Under an appropriate sub-heading, please balance the Summary presentation by
         highlighting the risks that your corporate structure, and having your operations in China, poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 4 10, 2022 Page 4
FirstName LastName
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors.
Our Product, page 2

11. Refer to the third paragraph of this section and to similar disclosure on pages 35 and 37.
          We note that you claim your products may produce certain health benefits or effects, including boosting the immune system, reducing blood pressure, and combating or inhibiting certain diseases such as cancer. For each such statement, please revise to provide a supportable basis for determining that the product is effective for such purpose.
         In this regard, we note references to research studies involving Cordyceps and "modern clinic studies" and animal experiments involving "Cordycepin" that lack context. Please revise your disclosure regarding these studies and their purported results as follows:
             Include a brief description of the research studies you refer to in the prospectus summary. In the Business section, include a more robust description, including including who performed such studies, the number of tests and how tests were conducted, the number of animal models or human subjects used, the range of results or effects observed in these tests, and how such results were measured.
              Describe any material data including relevant p and n values, whether or not statistical analysis was performed, and if so, revise to indicate whether the results from each test were statistically significant.
             For each statement claiming a health benefit from your products, state whether such benefits need or needed to be proven to any regulatory authority, and state any serious adverse events or effects the products may produce.
             Tell us your consideration of providing the citation, if any, to where the results of such research studies are published.
Sales and Marketing, page 2

12. With reference to your disclosures on pages 38 and F-16, please revise this section of the
         Summary to address the following:
             clarify that the majority of your FY2020 revenues derived from training of Cordyceps cultivation;
             disclose that all $43,458 of FY2020 product revenues derived from sales to a related party; and
             explain whether your Cordyceps is sold exclusively under your brand name and whether your product is retailed in China and/or additional countries.
Corporate Information , page 3

13. The notes to your consolidated financial statements indicate that on June 5, 2020,
         Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong) established a wholly owned
         subsidiary, Chengdu Tiancao Biotechnology Co., Ltd (   Chengdu Tiancao
  ), in the PRC.
         However, we note that you do not identify this subsidiary on page 3 or discuss in the
 Szu Hao Huang
Cordyceps Sunshine Biotech Holdings Co., Ltd.
January 10, 2022
Page 5
         prospectus what operations, if any, that it conducts. We also note that this subsidiary is not listed in Exhibit 21.1. As appropriate, please revise your corporate structure diagram on pages 3 and 34, your narrative disclosure, and exhibit to explain the Chengdu Tiancao entity and the role is serves the Company.
14. We note that your corporate website refers to the "Amakusa Group" and appears to indicate that this group or company is vertically integrated. Please advise or revise. For additional guidance, refer to Item 4(a) of Form F-1 and Item 4.C. of Form 20-F.
Risk Factors, page 8

15. Please revise the Risk Factors section to prominently disclose the risks related to doing business in China ahead of all other identified material risks. Also, revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the holding company structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
We had only one major supplier who supplied us the raw materials for our products..., page 10

16. We note your risk factor disclosure on page 10 describing the Company's present dependence upon one major supplier with which you state you do not have a long-term contract. Please revise to clarify if you are referring to Chengdu Zhonghe Sunshine
         Biotechnology Co., Ltd. ("Chengdu Zhonghe"), which we note you reference on page 38 and elsewhere in the registration statement. To the extent that your supplier is a related party, discuss how pricing and supply is determined and how disputes are resolved. Also, file as an exhibit a written description of the oral contract governing your arrangements with this related party. For guidance, refer to Compliance Disclosure Interpretations,
         Regulation S-K, Question 146.04.
Our business was and could continue to be materially harmed by the COVID-19 pandemic, page
11

17. The heading for this risk factor disclosure states that your business "was . . . materially harmed" by the pandemic. However, your narrative disclosure here and on page 2 of the prospectus summary states that your Chinese operating company "was not significantly impacted by the lockdown in China." Please reconcile this apparent inconsistency, or,
FirstName LastNameSzu Hao Huang
       revise this disclosure and any other relevant section (e.g., summary and Business) to
Comapany    NameCordyceps
       clarify                Sunshine
               this statement and        Biotech
                                   describe      Holdings
                                            with more      Co., Ltd.
                                                       specificity how and to
what degree the
Januarypandemic
        10, 2022 has
                   Pagematerially
                         5        harmed your operating results.
FirstName LastName
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 6 10, 2022 Page 6
FirstName LastName
PRC Regulation of loans to and direct investment by offshore holding companies in PRC entities..., page 13

18. Please revise the last sentence in this risk factor indicating that you intend to contribute
         100% of the use of proceeds from this offering to your operating subsidiaries in the PRC, as your disclosure elsewhere indicates that the Company is not offering shares under this registration statement and will not receive any of the proceeds from the sale of ordinary shares by the Selling Shareholders. Alternatively, please advise and revise your other disclosures accordiongly.
It is unclear whether we will be subject to the oversight of the Cyberspace Administration of
China (CAC)..., page 16

19. We note your disclosure that you have not received any notice from authorities identifying you as a critical information infrastructure operator or requiring you to go through cybersecurity review by the CAC. We also note your disclosure concerning your belief that you "may not" be subject to the cybersecurity review by the CAC for this offering.
         Please expand and clarify your disclosure by stating whether you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our ordinary shares may be prohibited from trading on the OTC markets..., page
16

20. We note your risk factor disclosure on page 16 where you discuss your future audit reports in relation to the Holding Foreign Companies Accountable Act. Please review and revise the disclosure in the following manner. Please expand your risk factors to disclose that the
         United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
21. We note from the audit opinion that since 2021 your auditor, JLKZ CPA LLP is located in the United States. However, we note that your disclosure at the bottom of page 16 indicates that your auditor is based in China. Please revise to explain this reference or reconcile, as appropriate. If true, please revise your risk factor disclosure to clarify whether you currently have a U.S. based auditor that is registered with the PCAOB and is subject to PCAOB inspection.
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 7 10, 2022 Page 7
FirstName LastName
We may need additional capital, and the sale of additional ordinary shares or other equity could result in additional dilution..., page 20

22. In your narrative disclosure, you state you can give no assurance that your cash position will be sufficient to meet your anticipated cash needs for the foreseeable future and that you "may seek" to sell additional equity or debt securities or obtain a credit facility. Please revise to disclose, as you have on page 33, that you currently plan to satisfy your cash requirements for the next 12 months through earnings from the
         Company's subsidiaries and borrowings from its related parties or companies affiliated with its related parties and believe you can satisfy your cash requirements only so long as you are able to obtain financing from these affiliated parties. Revise to identify the related parties and their affiliates.

Determination of Offering Price, page 22

23. Please revise this section to disclose the basis for the $0.02 per share offering price. For instance, disclose if the price is based on the price used in the August 2021 Regulation S or some other basis. Refer to Item 9.A of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30

24. Please reconcile your disclosure stating a barrier to entry is "large scale capital investment, for example, $450 million for a single breeding center" with the disclosure, under your Business Plan, stating "Each breeding center is about US $4 million."
25. Please tell us whether you commissioned CN Research to prepare the 2025 market forecast for use in connection with the registration statement.

26. Please expand your disclosure here and in the Prospectus Summary to provide more details on the competition you face. In doing so, please provide objective support for your claim that "[at present, except for Chengdu Skyherb, there is no other companies that is able to complete the breeding process of Cordyceps Sinensis" and explain how you determined that no other company has similar capabilities. In this regard, in your growth strategies discussion beginning on page 36, we note you reference "intense price competition among many similar or identical products in the industry" and your plans to improve the quality of your products so that they can gain a competitive edge over "other similar products."
27. We note the following statement on page 31: "We provide better quality and safe
         Cordyceps products in the market through traditional breeding and scientific breeding."
         Please address the following:
             Revise your Business section to explain "traditional breeding and scientific breeding," including any material context investors will need to understand your
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 8 10, 2022 Page 8
FirstName LastName
              operations.
                Please revise your disclosure to provide the basis for your claim that you provide
              "better quality" Cordyceps products, and describe the metrics you use to measure quality.
                Disclose whether regulatory bodies in China or elsewhere have assessed the safety or efficacy of your product.
Business Plan, page 31

28. Please expand your disclosure to clarify what is meant by the phrase "To raise the breeding scale of single breeding center to 7-8 million,..." If you a referring to the number of cordyseps products per year, then so state.
Business Plan, page 31

29. You indicate that access to a "breeding center" requires large scale capital investment and is therefore a barrier to entry to the Cordcyeps Sinensis industry, as well as your business plan to develop 10 breeding centers within 3-5 years. We also note your claim on page 31 that only the Company is currently "able to complete the breeding process of Cordyceps
         Sinensis," although it is unclear from your disclosure where your breeding operations take place and what facilities and resources are involved. Please revise your disclosure here and on page 40 to provide a description of the location, size and contractual rights applicable to the existing "breeding center." File any leases or other material contracts that provide you the right to use this property.
Liquidity and Capital Resources, page 32

30. You disclose on page 33 that you plan to satisfy your cash requirements for the next 12 months through earnings from your subsidiaries and borrowings from the Company's related parties or companies affiliated with its related parties and
         believe you can satisfy your cash requirements so long as you are able to obtain financing from these affiliated parties. Please revise your liquidity disclosures to address the fact that you are a holding company with no or limited operations of your own and that you depend on your subsidiaries for your cash requirements, including the servicing of your debt. Please also disclose any restrictions or other factors that could inhibit any of your subsidiaries' ability to pay dividends or make other distributions to the parent company.
Results of Operations, page 32

31. Revise your disclosure in this section to provide the basis for the following statements:
             You expect "rapid revenue growth in the next several years." You expect to "create a much larger net income for the next few years."

         Further, with respect to your discussion of revenue, revise to provide all information required to be disclosed with respect to your principal markets for the time period called for by Item 4.B.2. of Form 20-F.
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 9 10, 2022 Page 9
FirstName LastName



Business, page 34

32. Please revise to a provide more detailed description of the cultivation training services segment of your business.

Sales and Marketing, page 35

33. We note your disclosure on pages 2 and 35 that your sales "heavily depend" on connections with Cordyceps distributors. To help explain your current operations, please revise the Business section to explain in greater detail how you conduct sales and distribute your cordyceps products through the distribution network. Include a description of the material terms of your sales and distribution arrangements, including payment terms. Refer to Item 4.B.5 of Form 20-F.

Description of Property
Intellectual Properties
Patents , page 39

34. Please revise to clarify the significance of the non-exclusive license with Mr. Yen Hung
         Liu. Also, please file the licensing agreement as an exhibit or advise. Refer to Item 8 of
         Form F-1 and Item 601(b)(10) of Regulation S-K.
Management, page 48

35. With reference to your disclosure on page 52, please revise to include the information for Mr. Yenhung Liu and Mr. Xusheng Niu. Also, please confirm that Mr. Yenhung Liu will sign the Form F-1 that is filed publicly with the Commission, or advise.

Executive Compensation
Employment Agreements, page 50

36. Please file the actual employment agreement with Szu Hao Huang discussed on page 50 rather than the form of agreement you have filed as Exhibit 10.2. Refer to Item 8.a of
         Form F-1 and to Item 601(b)(10) of Regulation S-K.
Related Party Transactions , page 52

37. We note that your current disclosure only provides information regarding related party transactions through December 31, 2020. Please refer to the time periods required to be addressed by Item 7.B of Form 20-F and revise to provide required related party information up to the date of the prospectus. Additionally, with respect to related party transactions involving indebtedness, revise to disclose amounts outstanding as of the latest
 Szu Hao Huang
Cordyceps Sunshine Biotech Holdings Co., Ltd.
January 10, 2022
Page 10
         practicable date. See the time period covered Item 7.B.2 of Form 20-F.

         Additionally, please file the agreements referenced in Related Party Transactions beginning on page 52 as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required.
38. With respect to your related party transactions disclosure, please revise to provide the following additional information:

                With respect to the June 28, 2020 transfer agreement, revise your disclosure to name
              "the seller," which is unidentified. Describe with sufficient detail "the plant building"
              and the rights thereto that were transferred to the Company by Chengdu Zhonghe under the agreement.
                Explain the business purpose(s) for the working capital advances from the Company to Mr. Szuhao Huang and Gasar Biotechnology Co., Ltd., a company which he appears to manage and control.
Financial Statements
General, page F-1

39. Please update your financial statements in accordance with the guidance in Item 8.A.5 of
         Form 20-F.
Consolidated Statements of Income and Comprehensive Income, page F-5

40. Given the significance of your sales from services during the period ended December 31,
         2020, please separately report net sales of tangible products and revenue from services in accordance with the guidance in Rule 5-03(b) of Regulation S-X.
Note 2- Summary of Significant Accounting Policies
Revenue Recognition, page F-11

41. Please expand your disclosure to discuss your policy for recognizing revenue from services.
Note 11- Segment
FirstName            Information,
           LastNameSzu            page F-16
                            Hao Huang
Comapany
42.        NameCordyceps
       Please                 Sunshine Biotech
               tell us your consideration        Holdingsin
                                          of the guidance Co.,
                                                            ASCLtd.
                                                                 280-10-50-22
to disclose total
       assets for  each
January 10, 2022 Page 10reportable segment.
FirstName LastName
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu    HaoHoldings
                             Huang Co., Ltd.
           Sunshine Biotech
Comapany
January 10,NameCordyceps
            2022           Sunshine Biotech Holdings Co., Ltd.
January
Page 11 10, 2022 Page 11
FirstName LastName
        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at (303) 844-1008 or Joe McCann at (202) 551-
6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Yarona Yieh